                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              Amendment No. 4 to

                        RULE 13e-3 TRANSACTION STATEMENT
                       (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                            Cable TV Fund 12-B, Ltd.
                            ------------------------
                              (Name of the Issuer)

                    Jones Intercable, Inc. (File No. 0-8947)
                                      and
                  Cable TV Fund 12-B, Ltd. (File No. 0-13807)
                  -------------------------------------------
                      (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                         -----------------------------
                         (Title of Class of Securities)

                           Elizabeth M. Steele, Esq.
                       Vice President and General Counsel
                             Jones Intercable, Inc.
                             9697 E. Mineral Avenue
                           Englewood, Colorado 80112
                                  (303) 784-8400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications on Behalf
                         of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.    X    The filing of solicitation materials or an information statement
    _____ subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  _____  The filing of a registration statement under the Securities Act of
           1933.

c.  _____  A tender offer.

d.  _____  None of the above.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:    X
                                                         _____

Calculation of Filing Fee

TRANSACTION VALUATION*            AMOUNT OF FILING FEE
---------------------             --------------------

     $20,066,694                          $4,013

   X    Check box if any part of the fee is offset as provided by Rule 0-
 _____ 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:    $4,013

        Form or Registration No.:  Schedule 14A

        Filing Party:              Cable TV Fund 12-B, Ltd.
                                   Commission File No. 0-13807

        Date Filed:                October 2, 1997

*Pursuant to Rule 0-11(c)(2), the transaction valuation is based upon Cable TV Fund 12-B, Ltd.'s 9 percent interest in the $222,963,267 sales price that is to be paid to Cable TV Fund 12-BCD Venture by Jones Intercable, Inc. in connection with the transaction that is the subject of the proxy solicitation.

                                  INTRODUCTION
                                  ------------

     This Amendment No. 4 to Rule 13e-3 Transaction Statement is being filed jointly by Cable TV Fund 12-B, Ltd., a Colorado limited partnership, and by Jones Intercable, Inc., a Colorado corporation that is the general partner of Cable TV Fund 12-B, Ltd., in connection with the sale of assets of Cable TV Fund 12-BCD Venture to Jones Intercable, Inc. upon the terms and subject to the conditions of a Purchase and Sale Agreement by and between Cable TV Fund 12-BCD Venture and Jones Intercable, Inc. The sale may be a transaction subject to Rule 13e-3 because it will result in the sale of certain assets of Cable TV Fund 12-BCD Venture to Jones Intercable, Inc.

     The transaction also involves a vote of the limited partners of Cable TV Fund 12-B, Ltd., which is subject to Regulation 14A of the Securities Exchange Act of 1934, and the information contained in the revised preliminary proxy statement filed pursuant thereto is incorporated by reference in answer to the items of this Amendment No. 4 to Rule 13e-3 Transaction Statement. Attached as an exhibit to this Amendment No. 4 to Rule 13e-3 Transaction Statement are the revised preliminary proxy solicitation materials that have been filed simultaneously herewith. The cross-reference sheet that follows shows the location in the revised preliminary proxy statement of the information incorporated by reference in response to the items of this Amendment No. 4 to Rule 13e-3 Transaction Statement, as permitted by General Instruction F to
Schedule 13E-3.

                             CROSS-REFERENCE SHEET
                             ---------------------

             (Pursuant to General Instruction F to Schedule 13E-3)

     Schedule 13E-3 Item     Caption in the
     Number and Caption      Proxy Statement
     ------------------      ---------------
1.   Issuer and Class of
     Security Subject to
     the Transaction.

     (a)...................  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.; Certain Information About the
                             Partnership and the General Partner.

     (b)-(c)...............  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.

     (d)...................  Special Factors, Prior Acquisitions and Sales.

     (e)...................  [Not applicable.]

     (f)...................  [Not applicable.]

2.  Identity and Background.

     (a)-(d), (g)..........  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.; Certain Information About the
                             Partnership and the General Partner; Schedule 1.

     (e)-(f)...............  [The answers to these items are in the negative;
                             pursuant to the Instruction following Item 2(f),
                             negative answers to Items 2(e) and 2(f) have not
                             been furnished to limited partners in the proxy
                             statement.]

     Schedule 13E-3 Item     Caption in the
     Number and Caption      Proxy Statement
     ------------------      ---------------
3.   Past Contracts,
     Transactions or
     Negotiations.

     (a)(1)................  Certain Related Party Transactions.
     (a)(2)................  [None.]

     (b)...................  [None.]

4.   Terms of the
     Transaction.

     (a)...................  Proposed Sale of Assets.

     (b)...................  [Not applicable.]

5.   Plans or Proposals of
     the Issuer or
     Affiliate.

     (a)...................  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.; Certain Information About the
                             Partnership and the General Partner.

     (b)-(e)...............  [Not applicable.]

     (f)-(g)...............  Vote of the Limited Partners of Cable TV Fund 12-B,
                             Ltd.; Certain Information About the Partnership
                             and the General Partner.

6.   Source and Amounts of
     Funds or Other
     Consideration.

     (a)...................  Proposed Sale of Assets, The Purchase and Sale
                             Agreement; Proposed Sale of Assets, Purchase Price.


     Schedule 13E-3 Item     Caption in the
     Number and Caption      Proxy Statement
     -------------------     ---------------
     (b)...................  Special Factors, The Appraisals; Special Factors,
                             Costs of the Transaction.

     (c)...................  Proposed Sale of Assets, The Purchase and Sale
                             Agreement.

     (d)...................  [Not applicable.]

7.   Purpose(s),
     Alternatives,
     Reasons and Effects.

     (a)...................  Special Factors, The Partnership's Investment
                             Objectives; Special Factors, The General Partner's
                             Objectives; Special Factors, Reasons for the
                             Timing of the Sale.

     (b)...................  Special Factors, Reasons for the Timing of the
                             Sale; Special Factors, Recommendation of the
                             General Partner and Fairness of the Proposed Sale
                             of Assets.

     (c)...................  Special Factors, The Partnership's Investment
                             Objectives; Special Factors, Reasons for the
                             Timing of the Sale; Special Factors,
                             Recommendation of the General Partner and Fairness
                             of the Proposed Sale of Assets.



     Schedule 13E-3 Item     Caption in the
     Number and Caption      Proxy Statement
     -------------------     ---------------
     (d)...................  Special Factors, Certain Effects of the Sale;
                             Special Factors, Recommendation of the General
                             Partner and Fairness of the Proposed Sale of
                             Assets; Federal Income Tax Consequences.

8.   Fairness of the
     Transaction.

     (a)-(b)...............  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.; Special Factors, Recommendation of the
                             General Partner and Fairness of the Proposed Sale
                             of Assets; Special Factors, The Appraisals.

     (c)...................  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.; Special Factors, Relevant Provisions
                             of the Partnership Agreement; Proposed Sale of
                             Assets, Conditions to Closing.

     (d)-(e)...............  Special Factors, Recommendation of the General
                             Partner and Fairness of the Proposed Sale of
                             Assets.

     (f)...................  [Not applicable.]

9.   Reports, Opinions,
     Appraisals and Certain
     Negotiations.

     (a)...................  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.




     Schedule 13E-3 Item     Caption in the
     Number and Caption      Proxy Statement
     -------------------     ---------------
     (b)...................  Special Factors, Recommendation of the General
                             Partner and Fairness of the Proposed Sale of
                             Assets; Special Factors, The Appraisals.

     (c)...................  Special Factors, The Appraisals; Available
                             Information.

10.  Interest in Securities
     of the Issuer

     (a)...................  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.; Schedule 1.

     (b)...................  [None.]

11.  Contracts,              [None.]
     Arrangements or
     Understandings with
     Respect to the
     Issuer's Securities.

12.  Present Intention and
     Recommendation of
     Certain Persons with
     Regard to the
     Transaction.

     (a)...................  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.

     (b)...................  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.; Special Factors, Recommendation of the
                             General Partner and Fairness of the Proposed Sale
                             of Assets.


     Schedule 13E-3 Item     Caption in the
     Number and Caption      Proxy Statement
     --------------------    ---------------
13.  Other Provisions of
     the Transaction.

     (a)...................  Special Factors, Certain Effects of the Sale.

     (b)...................  [Not applicable.]

     (c)...................  [Not applicable.]

14.  Financial Information.

     (a)(1)................  [Pursuant to General Instruction D to Schedule
                             13E-3, the audited financial statements of Cable TV
                             Fund 12-B, Ltd. for the fiscal years ended
                             December 31, 1997 and 1996 are incorporated by
                             reference from Cable TV Fund 12-B, Ltd.'s Annual
                             Report on Form 10-K/A No. 1 for the fiscal year
                             ended December 31, 1997, which is filed as an
                             exhibit to this Schedule 13E-3.]

     (a)(2)................  [Not applicable.]

     (a)(3)................  [Not applicable.]

     (a)(4)................  Special Factors, Recommendation of the General
                             Partner and Fairness of the Proposed Sale of
                             Assets.

     (b)...................  Unaudited Pro Forma Financial Information of Cable
                             TV Fund 12-B, Ltd.


     Schedule 13E-3 Item     Caption in the
     Number and Caption      Proxy Statement
     -------------------     ---------------
15.  Persons and Assets
     Employed,
     Retained or Utilized.

     (a)...................  Vote of the Limited Partners of Cable TV Fund
                             12-B, Ltd.

     (b)...................  [None.]

16.  Additional              Special Factors, Relevant Provisions of the
     Information.            Partnership Agreement.

-------------------------------------------------------------------------------

17.  Materials
     Filed as Exhibits:

    *(a)...................  Jones Cable Holdings II, Inc.'s Credit Facility.

    *(b)(1)................  Appraisal of the Albuquerque System by The
                             Strategies Group, Inc.

    *(b)(2)................  Appraisal of the Albuquerque System by Western
                             Cablesystems, Inc.

    *(b)(3)................  Appraisal of the Albuquerque System by Bond &
                             Pecaro, Inc.

     (c)                     [Not applicable.]

    *(d)(1)................  Preliminary Proxy Statement to be furnished to the limited partners of Cable TV Fund 12-B, Ltd.

    *(d)(2)................  Cable TV Fund 12-B, Ltd.'s Annual Report on Form
                             10-K for the fiscal year ended December 31, 1996.

    *(d)(3)................  Cable TV Fund 12-B, Ltd.'s Quarterly Report on
                             Form 10-Q for the fiscal quarter ended March 31,
                             1997.

    *(d)(4)................  Cable TV Fund 12-B, Ltd.'s Quarterly Report on Form
                             10-Q for the fiscal quarter ended June 30, 1997.

    *(d)(5)................  Revised Preliminary Proxy Statement to be furnished to the limited partners of Cable TV Fund 12-B, Ltd.

    *(d)(6)................  Cable TV Fund 12-B, Ltd.'s Quarterly Report on Form
                             10-Q for the fiscal quarter ended September 30,
                             1997.

    *(d)(7)................  Revised Preliminary Proxy Statement to be furnished to the limited partners of Cable TV Fund 12-B, Ltd.

    *(d)(8)................  Cable TV Fund 12-B, Ltd.'s Annual Report on Form
                             10-K for the fiscal year ended December 31, 1997.

    *(d)(9)................  Revised Preliminary Proxy Statement to be
                             furnished to the limited partners of Cable TV Fund
                             12-B, Ltd.

     (d)(10)...............  Cable TV Fund 12-B, Ltd.'s Annual Report on Form
                             10-K/A No. 1 for the Fiscal Year ended December 31,
                             1997.

     (d)(11)...............  Revised Preliminary Proxy Statement to be furnished to the limited partners of Cable TV Fund 12-B, Ltd.

     (e)...................  [Not applicable.]

     (f)...................  [Not applicable.]

------------------
*previously filed

                                   SIGNATURES
                                   ----------

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              JONES INTERCABLE, INC.,
                              a Colorado corporation


Dated: April 17, 1998     By:/s/ Elizabeth M. Steele
                                 -----------------------
                                  Elizabeth M. Steele
                                  Vice President


                              CABLE TV FUND 12-B, LTD.,
                              a Colorado limited partnership

                              By: Jones Intercable, Inc.,
                                  a Colorado corporation,
                                  as general partner

Dated:  April 17, 1998            By:/s/ Elizabeth M. Steele
                                     -----------------------
                                     Elizabeth M. Steele
                                     Vice President